# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bioceres Crop Solutions Corp., CIK 0001769484
CUSIP: G1117K114
Title of class of securities: Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: Ocampo 210 bis, Predio CCT, Rosario, Province of Santa Fe, Argentina (C1), 2000
Date of event which requires filing of this statement: 07/02/2026
Filed by CIK 0002090122
Persons authorized to receive notices and communications: Ignacio Rubio, c/o Agriculture Investment Group Limited, Craigmuir Chambers, Road Town, Tortola, Virgin Islands British (D8), VG1110, 598-2706-8382

## Reporting persons
- Agriculture Investment Group Corp. (CIK 0002090122): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 3,722,732; sole dispositive power 0; shared dispositive power 3,722,732; aggregate amount beneficially owned 3,722,732 (5.83% of the class)
  Comment: Agriculture Investment Group Corp., a company incorporated under the laws of the British Virgin Islands ("AIGC"), owns 100 percent of the outstanding equity securities of Granosur Holding Limited ("Granosur"). As a result, AIGC may be deemed to be the ultimate beneficial owner of the Ordinary Shares of the Issuer (the "Shares") held directly by Granosur. The number of shares in rows 8, 10 and 11 consists of Shares held by Granosur. The percentage set forth in Row 13 is calculated based on 63,815,891 Shares outstanding as of December 31, 2025, as reported in the Issuer's report on Form 6-K filed with the United States Securities and Exchange Commission (the "Commission") on March 13, 2026.
- Granosur Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 3,722,732; sole dispositive power 0; shared dispositive power 3,722,732; aggregate amount beneficially owned 3,722,732 (5.83% of the class)
  Comment: AIGC owns 100 percent of the outstanding equity securities of Granosur. As a result, AIGC may be deemed to be the ultimate beneficial owner of the Shares of the Issuer held directly by Granosur. The percentage set forth in Row 13 is calculated based on 63,815,891 Shares outstanding as of December 31, 2025, as reported in the Issuer's report on Form 6-K filed with the Commission on March 13, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.0001 par value
Name of issuer: Bioceres Crop Solutions Corp.
Address of issuer's principal executive offices: Ocampo 210 bis, Predio CCT, Rosario, Province of Santa Fe, Argentina (C1), 2000

## Item 2. Identity and Background
Name of person filing: This Amendment No. 7 to Schedule 13D (this "Schedule 13D") is filed by Agriculture Investment Group Corp. ("AIGC") and Granosur Holding Limited ("Granosur", and collectively, the "Reporting Persons").
Residence or business address: The principal business address of each of the Reporting Persons is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands, VG1110.
Present principal occupation or employment: AIGC is an agricultural company primarily dedicated to leasing land for livestock, rice, dryland farming, and forestry, as well as to its own agricultural production. AIGC conducts its trading activities through Granosur.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: AIGC is a company incorporated under the laws of the British Virgin Islands. Granosur is a company incorporated under the laws of the British Virgin Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This Schedule 13D is being filed to report a decrease in the number of Ordinary Shares, $0.0001 par value of Bioceres Crop Solutions Corp. (the "Shares") beneficially owned by the Reporting Persons as a result of the sale of an aggregate of 676,711 Shares by Granosur, which has decreased the aggregate Shares held by the Reporting Persons to 3,722,732.

## Item 4. Purpose of Transaction
Purpose of transaction: Except as described in Item 4 to this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and is dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses above to Items 11 and 13 for each of AIGC and Granosur.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses above to Items 7, 8, 9, and 10 for each of AIGC and Granosur.
Transactions in the class effected during the past sixty days: On June 1, 2026, the Reporting Persons sold 95,855 Shares of the Issuer in open market transactions at an average sale price of $0.47 for aggregate gross proceeds of $45,244. On June 2, 2026, the Reporting Persons sold 62,034 Shares of the Issuer in open market transactions at an average sale price of $0.49 for aggregate gross proceeds of $30,471. On June 3, 2026, the Reporting Persons sold 41,046 Shares of the Issuer in open market transactions at an average sale price of $0.47 for aggregate gross proceeds of $19,345. On June 4, 2026, the Reporting Persons sold 15,736 Shares of the Issuer in open market transactions at an average sale price of $0.45 for aggregate gross proceeds of $7,100. On June 5, 2026, the Reporting Persons sold 17,543 Shares of the Issuer in open market transactions at an average sale price of $0.43 for aggregate gross proceeds of $7,577. On June 8, 2026, the Reporting Persons sold 29,181 Shares of the Issuer in open market transactions at an average sale price of $0.42 for aggregate gross proceeds of $12,364. On June 10, 2026, the Reporting Persons sold 498 Shares of the Issuer in open market transactions at an average sale price of $0.43 for aggregate gross proceeds of $213. On June 11, 2026, the Reporting Persons sold 16,879 Shares of the Issuer in open market transactions at an average sale price of $0.43 for aggregate gross proceeds of $7,194. On June 12, 2026, the Reporting Persons sold 13,310 Shares of the Issuer in open market transactions at an average sale price of $0.42 for aggregate gross proceeds of $5,636. On June 15, 2026, the Reporting Persons sold 5,774 Shares of the Issuer in open market transactions at an average sale price of $0.43 for aggregate gross proceeds of $2,487. On June 16, 2026, the Reporting Persons sold 44,846 Shares of the Issuer in open market transactions at an average sale price of $0.41 for aggregate gross proceeds of $18,441. On June 17, 2026, the Reporting Persons sold 28,973 Shares of the Issuer in open market transactions at an average sale price of $0.40 for aggregate gross proceeds of $11,641. On June 18, 2026, the Reporting Persons sold 74,214 Shares of the Issuer in open market transactions at an average sale price of $0.38 for aggregate gross proceeds of $28,565. On June 23, 2026, the Reporting Persons sold 13,278 Shares of the Issuer in open market transactions at an average sale price of $0.37 for aggregate gross proceeds of $4,945. On June 24, 2026, the Reporting Persons sold 50,340 Shares of the Issuer in open market transactions at an average sale price of $0.35 for aggregate gross proceeds of $17,629. On June 25, 2026, the Reporting Persons sold 28,646 Shares of the Issuer in open market transactions at an average sale price of $0.32 for aggregate gross proceeds of $9,250. On June 26, 2026, the Reporting Persons sold 39,292 Shares of the Issuer in open market transactions at an average sale price of $0.32 for aggregate gross proceeds of $12,432. On June 29, 2026, the Reporting Persons sold 26,461 Shares of the Issuer in open market transactions at an average sale price of $0.34 for aggregate gross proceeds of $8,912. On June 30, 2026, the Reporting Persons sold 31,392 Shares of the Issuer in open market transactions at an average sale price of $0.34 for aggregate gross proceeds of $10,692. On July 1, 2026, the Reporting Persons sold 26,691 Shares of the Issuer in open market transactions at an average sale price of $0.35 for aggregate gross proceeds of $9,457. On July 2, 2026, the Reporting Persons sold 14,722 Shares of the Issuer in open market transactions at an average sale price of $0.34 for aggregate gross proceeds of $4,945. Except as disclosed in this Schedule 13D, no transactions in the Shares or securities convertible into, exercisable for, or exchangeable for Shares were effected during the past sixty days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- Agriculture Investment Group Corp.: /s/ Ignacio Rubio, Ignacio Rubio/CEO (07/07/2026)
- Granosur Holding Limited: /s/ Ignacio Rubio, Ignacio Rubio/Director (07/07/2026)